As filed with the Securities and Exchange Commission on March 18, 2005.       Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

ROCHE HOLDING LTD

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

SWITZERLAND

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [.]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Genussscheine of Roche Holding Ltd	75,000,000 American Depositary Shares	$5.00	$3,750,000	$441.38

(1)

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

EMM-778421_1

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

EMM-778421_1

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15, 16

and proxy soliciting material

and 18

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15,

resulting from dividends, splits

17 and 18

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to transfer

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of December 5, 2002, among Roche Holding Ltd, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York to Roche Holding Ltd relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

e.

Certification under Rule 466.  – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

- # -

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  March 18, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Genussscheine of Roche Holding Ltd.

By:

The Bank of New York,

As Depositary

By:  /s/ Joanne F. DiGiovanni

       Joanne F. DiGiovanni

      Vice President

- # -

Pursuant to the requirements of the Securities Act of 1933, Roche Holding Ltd has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Basel, Switzerland, on March 18, 2005.

ROCHE HOLDING LTD

By: /s/ Dr. Franz B. Humer

       Dr. Franz B. Humer

 Chairman and Chief Executive Officer

By: /s/ Erich Hunziker

       Erich Hunziker

       Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Dr. Bruno Maier and Dr. Frank Rossini, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 18, 2005.

/s/ Dr. Franz B. Humer

Chairman and Chief Executive Officer

Dr. Franz B. Humer

and Director (principal executive officer)

/s/ Erich Hunziker

Chief Financial Officer and Director

Erich Hunziker

(principal financial and accounting officer)

/s/ Prof. Dr. Bruno Gehrig

Vice Chairman and Independent Lead Director

Prof. Dr. Bruno Gehrig

/s/ Rolf Hänggi

Vice Chairman and Director

Rolf Hänggi

__________________________________

Director

André Hoffmann

/s/ Peter Brabeck-Letmathe

Director

Peter Brabeck-Letmathe

__________________________________

Director

Prof. Dr. John Bell

__________________________________

Director

Lodewijk J.R. de Vink

__________________________________

Director

Dr. Andreas Oeri

/s/ Walter Frey

Director

Walter Frey

 __________________________________

Director

Dr. DeAnne Julius

/s/ Dr. Horst Teltschik

Director

Dr. Horst Teltschik

/s/ Carol Fiederlein

Authorized Representative in the United States

Carol Fiederlein

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of December 5, 2002, among Roche Holding Ltd, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of letter from The Bank of New York to Roche Holding Ltd relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification under Rule 466.

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